Exhibit 99.1

YM BIOSCIENCES GRANTED ORPHAN DRUG DESIGNATION
FOR CYT387
-JAK1/2 inhibitor currently in Phase II clinical study in myelofibrosis-

MISSISSAUGA, Canada - August 10, 2010 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM), announced that the Office of Orphan Products Development of the U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to the Company’s highly-selective JAK1/2 inhibitor, CYT387, for the treatment of myelofibrosis, a chronic debilitating unmet medical need, in which a patient’s bone marrow is replaced by scar tissue, and for which treatment options are limited or unsatisfactory.

Orphan Drug Designation is granted to novel drugs or biologics that treat a rare disease or condition affecting fewer than 200,000 patients in the U.S. The designation provides the drug developer with a seven-year period of U.S. marketing exclusivity upon marketing approval for the designated indication, as well as with tax credits for clinical research costs, the ability to apply for annual grant funding, clinical research trial design assistance and the waiver of Prescription Drug User Fee Act (PDUFA) filing fees.

“CYT387 is a potent, oral JAK1/2 inhibitor that has been demonstrating very favorable biological activity data in our ongoing Phase I/II trial in myelofibrosis and the granting of Orphan Drug Designation is a key regulatory milestone for our CYT387 clinical development program,” said Dr. Nick Glover, COO of YM BioSciences. “This event provides us with further support for our expanding commitment to this promising drug as we continue to broaden our investment in our CYT387 development program while concentrating on advancing the molecule towards an NDA-enabling study in myelofibrosis.”

The compound is currently being investigated in an oral Phase I/II clinical study in myelofibrosis patients at Mayo Clinic, Rochester, New York with Dr. Ayalew Tefferi, Professor, Hematology as Study Chair. The company intends to expand the present program up to 120 patients at a maximum of six centers in the U.S., Canada and Australia, subject to regulatory approval.

The Company recently provided an update on the progress of the clinical study, including the finalization of dose-escalation, identification of reversible dose-limiting toxicities and commencement of dosing in the Phase II dose-confirmation portion of the study. Promising evidence of biological activity, including significant spleen size reduction, improvement in constitutional symptoms and favorable hematological changes, was also reported. Detailed safety and activity data for CYT387 are planned to be presented at the American Society of Hematology (ASH) meeting in Orlando, Florida in December this year.

About CYT387

CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, but as well in numerous disorders including indications in hematology, oncology and inflammatory diseases.

•	Potent, oral JAK1/2 inhibitor
•	Excellent selectivity against a panel of over 150 structurally diverse protein kinases
•	Favorable preclinical safety profile
•	Direct preclinical comparison with other JAK2 inhibitors indicates that very few of the other compounds in development match the potency and selectivity of CYT387.

About YM BioSciences

YM BioSciences Inc. is a life sciences product development company focused in oncology. Together with the products from YM BioSciences Australia (formerly Cytopia Limited), the Company is currently developing three clinical-stage products: nimotuzumab, an EGFR-targeting monoclonal antibody; CYT387, a JAK 1/2 small molecule inhibitor and CYT997, a potent, vascular disrupting agent (VDA). YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types. It is importantly differentiated from other currently marketed EGFR-targeting agents due to its benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. The products discovered by YM’s recently acquired Australian subsidiary, YM BioSciences Australia, include the JAK 1/2 inhibitor CYT387 and the novel VDA molecule CYT997. Both were discovered through Cytopia’s internal medicinal chemistry program, based on research led by Dr. Andrew Wilks, who identified the JAK 1/2 kinase enzymes. Both products are currently in clinical development.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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